SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Schedule 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

ACT Teleconferencing, Inc.
(Name of Issuer)

Common Stock, no par value
(Title of Class of Securities)

000955104
(CUSIP Number)

Thomas R. Stephens
Bartlit Beck Herman Palenchar & Scott
1899 Wynkoop, Suite 800
Denver, Colorado 80202
(303) 392-3100
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

January 15, 2004
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following page(s))

CUSIP No. 000955104

1.     Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

    NewWest Mezzanine Fund LP

2.     Check the Appropriate Box if a Member of a Group (See Instructions)

    (A)     X
    (B)

3.     SEC Use Only

4.     Source of Funds (See Instructions)     WC

5.     Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

6.     Citizenship or Place of Organization     Colorado

Number of Shares Bene- ficially Owned by Each Reporting Person With	7. 8. 9. 10.	Sole Voting Power Shared Voting Power Sole Dispositive Power Shared Dispositive Power	541,667 541,667

11.     Aggregate Amount Beneficially Owned by Each Reporting Person     541,667

12.     Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13.     Percent of Class Represented by Amount in Row (11)     4.0%

14.     Type of Reporting Person (See Instructions)     PN

CUSIP No. 000955104

1.     Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

    Touchstone Capital Group, LLLP

2.     Check the Appropriate Box if a Member of a Group (See Instructions)

    (A)     X
    (B)

3.     SEC Use Only

4.     Source of Funds (See Instructions)     OO

5.     Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

6.     Citizenship or Place of Organization     Colorado

Number of Shares Bene- ficially Owned by Each Reporting Person With	7. 8. 9. 10.	Sole Voting Power Shared Voting Power Sole Dispositive Power Shared Dispositive Power	541,667 541,667

11.     Aggregate Amount Beneficially Owned by Each Reporting Person     541,667

12.     Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13.     Percent of Class Represented by Amount in Row (11)     4.0%

14.     Type of Reporting Person (See Instructions)     PN

CUSIP No. 000955104

1.     Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

     KCEP Ventures II, L.P.

2.     Check the Appropriate Box if a Member of a Group (See Instructions)

    (A)     X
    (B)

3.     SEC Use Only

4.     Source of Funds (See Instructions)     WC

5.     Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

6.     Citizenship or Place of Organization     Missouri

Number of Shares Bene- ficially Owned by Each Reporting Person With	7. 8. 9. 10.	Sole Voting Power Shared Voting Power Sole Dispositive Power Shared Dispositive Power	916,667 916,667

11.     Aggregate Amount Beneficially Owned by Each Reporting Person     916,667

12.     Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13.     Percent of Class Represented by Amount in Row (11)     6.6%

14.     Type of Reporting Person (See Instructions)     PN

CUSIP No. 000955104

1.     Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

     KCEP II, L.C.

2.     Check the Appropriate Box if a Member of a Group (See Instructions)

    (A)     X
    (B)

3.     SEC Use Only

4.     Source of Funds (See Instructions)     WC

5.     Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

6.     Citizenship or Place of Organization     Missouri

Number of Shares Bene- ficially Owned by Each Reporting Person With	7. 8. 9. 10.	Sole Voting Power Shared Voting Power Sole Dispositive Power Shared Dispositive Power	916,667 916,667

11.     Aggregate Amount Beneficially Owned by Each Reporting Person     916,667

12.     Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13.     Percent of Class Represented by Amount in Row (11)     6.6%

14.     Type of Reporting Person (See Instructions)     OO

CUSIP No. 000955104

1.     Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

     Convergent Capital Partners I, L.P.

2.     Check the Appropriate Box if a Member of a Group (See Instructions)

    (A)     X
    (B)

3.     SEC Use Only

4.     Source of Funds (See Instructions)     WC

5.     Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

6.     Citizenship or Place of Organization     Delaware

Number of Shares Bene- ficially Owned by Each Reporting Person With	7. 8. 9. 10.	Sole Voting Power Shared Voting Power Sole Dispositive Power Shared Dispositive Power	541,667 541,667

11.     Aggregate Amount Beneficially Owned by Each Reporting Person     541,667

12.     Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13.     Percent of Class Represented by Amount in Row (11)     4.0%

14.     Type of Reporting Person (See Instructions)     PN

CUSIP No. 000955104

1.     Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

     Convergent Capital, LLC

2.     Check the Appropriate Box if a Member of a Group (See Instructions)

    (A)     X
    (B)

3.     SEC Use Only

4.     Source of Funds (See Instructions)     WC

5.     Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

6.     Citizenship or Place of Organization     Delaware

Number of Shares Bene- ficially Owned by Each Reporting Person With	7. 8. 9. 10.	Sole Voting Power Shared Voting Power Sole Dispositive Power Shared Dispositive Power	541,667 541,667

11.     Aggregate Amount Beneficially Owned by Each Reporting Person     541,667

12.     Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13.     Percent of Class Represented by Amount in Row (11)     4.0%

14.     Type of Reporting Person (See Instructions)     PN

Introductory Statement

               This amended statement on Schedule 13D relates to the Common Stock, no par value per share (the “Common Stock”) of ACT Teleconferencing, Inc., a Colorado corporation (“ACT”). This amendment is filed by (i) NewWest Mezzanine Fund, LP, a Colorado limited partnership (“NewWest”), by virtue of its direct ownership of warrants to acquire Common Stock, and by Touchstone Capital Group LLLP, a Colorado limited liability limited partnership (“Touchstone”), by virtue of being the sole general partner of NewWest, (ii) KCEP Ventures II, L.P., a Missouri limited partnership (“KCEP Ventures”), by virtue of its direct ownership of warrants to acquire Common Stock, and by KCEP II, L.C., a Missouri limited company (“KCEP”), by virtue of being the sole general partner of KCEP Ventures, and (iii) Convergent Capital Partners I, L.P., a Delaware limited partnership (“Convergent”), by virtue of its direct ownership of warrants to acquire Common Stock, and by Convergent Capital, LLC, a Delaware limited liability company (“Convergent Capital”), by virtue of being the sole general partner of Convergent. NewWest, KCEP Ventures and Convergent are collectively referred to as the “Reporting Persons.” Items 4, 5, 6 and 7 of the statement on Schedule 13D previously filed by the Reporting Persons, the James F. Seifert Management Trust dated October 8, 1992, an Iowa trust (the “Trust”), and, by virtue of acting as trustees of the Trust, James F. and Nancy L. Seifert is amended as follows.

Item 4. Purpose of Transaction

No change except for the addition of the following:

The Reporting Persons intend to continuously review their investment in ACT, and depending upon their evaluation of the ACT’s prospects and upon future developments (including, but not limited to, performance of the Common Stock in the market, availability of funds, alternative uses of funds, and money, stock market and general economic conditions), any of the Reporting Persons or other entities that may be deemed to be affiliated with the Reporting Persons may from time to time purchase Common Stock, and any of the Reporting Persons or other entities that may be deemed to be affiliated with the Reporting Persons may from time to time dispose of all or a portion of the Common Stock held or deemed to be held by such person, or cease buying or selling Common Stock. Any such additional purchases or sales of the Common Stock may be in open market or privately-negotiated transactions or otherwise.

Pursuant to the Warrant Agreement entered into on May 12, 2003 by ACT, the Reporting Persons and certain other persons, as amended (the “Warrant Agreement”), the Reporting Persons have the right to name two representatives to serve on the ACT Board of Directors. As previously reported, the Reporting Persons designed Terry Matlack as one of the two representatives. In addition, Keith Bares has also been designated by the Reporting Persons as one of the two representatives.

Item 5. Interest in Securities of the Issuer

No change except for the addition of the following:

As a result of issuances of Common Stock by ACT on January 15, 2004:

(i) the warrants to acquire 541,667 shares of Common Stock directly beneficially owned by NewWest currently constitute approximately 4.0% of the sum of (i) the 10,924,966 shares of Common Stock outstanding as of December 17, 2003, according to ACT's Registration Statement on Form S-3 filed on December 31, 2003, and (ii) the Common Stock issuable upon exercise of such warrants;

(ii)     the warrants to acquire 916,667 shares of Common Stock directly beneficially owned by KCEP Ventures currently constitute approximately 6.6% of the sum of (i) the 10,924,966 shares of Common Stock outstanding as of December 17, 2003, according to ACT's Registration Statement on Form S-3 filed on December 31, 2003, and (ii) the Common Stock issuable upon exercise of such warrants; and

(iii) the warrants to acquire 541,667 shares of Common Stock directly beneficially owned by Convergent currently constitute approximately 4.0% of the sum of (i) the 10,924,966 shares of Common Stock outstanding as of December 17, 2003, according to ACT's Registration Statement on Form S-3 filed on December 31, 2003, and (ii) the Common Stock issuable upon exercise of such warrants.

This statement is no longer filed on behalf of the Trust and Mr. and Ms. Seifert. The Reporting Persons understand that the Trust and Mr. and Ms. Seifert ceased to beneficially own more than 5% of the Common Stock on January 15, 2004. In addition, Mr. Seifert has advised the Reporting Persons that neither the Trust nor Mr. and Ms. Seifert are acting together with the Reporting Persons for the purpose of acquiring, holding, voting or disposing of any equity securities of ACT.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

No change except for the addition of the following:

The Note Agreement and the Warrant Agreement previously filed as exhibits to this statement have been amended by: (i) the First Amendment, Consent and Waiver effective as of May 12, 2003, (ii) the Second Amendment, Consent and Waiver effective as of August 14, 2003, (iii) the Third Amendment executed as of October 23, 2003 and effective as of May 12, 2003, and (iv) the Fourth Amendment, Consent, Waiver and Forbearance Agreement effective as of January 8, 2004, copies of which are attached as exhibits to this statement.

Item 7. Material to be Filed as Exhibits

No change except for the addition of the following:

Exhibit Number	Description
10 11 12 13
First Amendment, Consent and Waiver effective as of May 12, 2003 among ACT, the Reporting Persons and certain other parties.

Second Amendment, Consent and Waiver effective as of August 14, 2003 among ACT, the ReportingPersons and certain other parties.

Third Amendment executed as of October 23, 2003 and effective as of May 12, 2003 among ACT, theReporting Persons and certain other parties.

Fourth Amendment, Consent, Waiver and Forbearance Agreement effective as of January 8, 2004,among ACT, the Reporting Persons and certain other parties.
Signature After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

NEWWEST MEZZANINE FUND LP
By Touchstone Capital Group LLLP, General Partner
TOUCHSTONE CAPITAL GROUP LLLP

/s/ David L. Henry
By David L. Henry, Managing General Partner of Touchstone Capital Group LLLP
Date: January 16, 2004
Signature After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

KCEP VENTURES II, L.P. By KCEP II, LC, General Partner KCEP II, LC, /s/ Terry Matlack By Terry Matlack, Managing Director of KCEP II, LC
Date: January 16, 2004
Signature After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

CONVERGENT CAPITAL PARTNERS I, L.P. By Convergent Capital, LLC, General Partner CONVERGENT CAPITAL, LLC /s/ Keith S. Bares By Keith S. Bares, Executive Vice President of Convergent Capital, LLC
Date: January 16, 2004